Exhibit 9

                                                      April 21, 1999



Board of Directors
Sunstone Hotel Investors, Inc.
903 Calle Amanecer
San Clemente, CA  92673

Dear Sirs:

          Reference is made to our letter to you dated April 5, 1999 containing a proposal by SHP Acquisition, L.L.C. to acquire all of the common stock of Sunstone Hotel Investors, Inc. ("Sunstone") for consideration of $9.50 to $10.00 in cash per share on the terms and subject to the conditions set forth therein (the "Proposal Letter").

          The Special Committee of the Board of Directors of Sunstone has requested additional time so that it may continue to review and evaluate our proposal. We are willing to extend the proposal until 5:00 p.m., California time, on April 30, 1999, at which time the proposal will lapse. With this extension, we are hopeful that you will be able to sign a definitive merger agreement no later than May 13, 1999, and we expect to have executed commitment letters for all required financing at that time. Other than the extension, the terms and conditions of our proposal remain the same as those contained in the Proposal Letter.

          Please contact Paul Kazilionis (561-545-9775), Jon Paul (212-849-
8839) or Mark Mance (415-438-3339) of Westbrook Real Estate Partners L.L.C., or Bob Alter (949-369-4309) of SHP Acquisition, L.L.C. or Richard Capelouto (212-455-7040) or Brian Stadler (212-455-3765) of Simpson Thacher & Bartlett, or Martin Edelman (212-856-7100) or Steven Lichtenfeld (212-856-6996) of Battle Fowler LLP, to respond to our offer, or if you or your counsel require any additional information.

          We look forward to discussing our offer with you as soon as possible, entering into a definitive merger agreement and consummating this transaction on an expedited basis.
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Board of Directors
Sunstone Hotel Investors, Inc.         -2-                      April 21, 1999



                                    Very truly yours,

                                    SHP Acquisition, L.L.C.

                                    By /s/ Robert A. Alter
                                       -----------------------
                                      Name:   Robert A. Alter
                                      Title:  Manager


                                    By /s/ Paul D. Kazilionis
                                       ------------------------
                                      Name:   Paul D. Kazilionis
                                      Title:  Manager






























                                      -2-